[redacted]

12010548

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

| OMB APPROVAL | |
|---|---|
| OMB Number: | 3235-0123 |
| Expires: | February 28, 2010 |
| Estimated average burden hours per response...... | 12.00 |

# ANNUAL AUDITED REPORT
# FORM X-17A-5
# PART III

| SEC FILE NUMBER |
|---|
| 8- 47783 |

SEC MAIL PROCESSING SECTION RECEIVED FEB 29 2012 WASH., D.C. 196

FACING PAGE

**Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder**

REPORT FOR THE PERIOD BEGINNING 01/01/11 (MM/DD/YY) AND ENDING 12/31/11 (MM/DD/YY)

## A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: Windsor Sheffield & Co., Inc.

| OFFICIAL USE ONLY |
|---|
| FIRM I.D. NO. |

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

489 Devon Park Drive, Suite 316
(No. and Street)

Wayne (City) PA (State) 19087 (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Michael J. Perrot (484) 654-0123
(Area Code – Telephone Number)

## B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Romeo & Chiaverelli, LLC CPA's
(Name – *if individual, state last, first, middle name*)

1601 Walnut Street, Suite 815 (Address) Philadelphia (City) PA (State) 19102 (Zip Code)

**CHECK ONE:**

- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

| FOR OFFICIAL USE ONLY |
|---|
| |

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (06-02)

**Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.**

AB 3/11

AB 3/14

# OATH OR AFFIRMATION

I, Michael J. Perrot, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Windsor Sheffield & Co., Inc., as of December 31, 20 11, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

None

Signature

President

Title

Notary Public

COMMONWEALTH OF PENNSYLVANIA
Notarial Seal
Joan S. Barnhart, Notary Public
Tredyffrin Twp., Chester County
My Commission Expires March 12, 2012
Member, Pennsylvania Association of Notaries

This report ** contains (check all applicable boxes):

- ☒ (a) Facing Page.
- ☒ (b) Statement of Financial Condition.
- ☒ (c) Statement of Income (Loss).
- ☒ (d) Statement of ~~Changes in Financial Condition~~ Cash Flows
- ☒ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- N/A (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☒ (g) Computation of Net Capital.
- N/A (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- N/A (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☒ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- N/A (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☒ (l) An Oath or Affirmation.
- ☒ (m) A copy of the SIPC Supplemental Report.
- N/A (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.
- ☒ (o) A report on Internal Accounting Control

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

ROMEO & CHIAVERELLI, LLC
Certified Public Accountants
1601 WALNUT STREET • SUITE 815
PHILADELPHIA, PENNSYLVANIA 19102

**FINANCIAL STATEMENTS**
**SUPPLEMENTARY INFORMATION**
**INDEPENDENT AUDITORS' REPORT AND**
**OTHER MATTERS**

# WINDSOR, SHEFFIELD & CO., INC.

**DECEMBER 31, 2011**

# WINDSOR, SHEFFIELD & CO., INC.

## DECEMBER 31, 2011

## TABLE OF CONTENTS



### Other Matters

**ROMEO & CHIAVERELLI LLC**
Certified Public Accountants

Joseph A. Romeo, CPA
Medford, NJ
(609) 268-9781

1601 Walnut Street, Suite 815
Philadelphia, PA 19102
(215) 569-2113
FAX (215) 972-0787

Anthony Chiaverelli, CPA
Horsham, PA
(215) 542-7544

## Independent Auditors' Report

To the Board of Directors
Windsor, Sheffield & Co., Inc.

We have audited the accompanying statement of financial condition of Windsor, Sheffield & Co., Inc. as of December 31, 2011 and the related statements of income and Members' equity and cash flows for the year then ended that you are filing pursuant to rule 17a-5 under the Securities Exchange Act of 1934. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatements. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Windsor, Sheffield & Co., Inc. as of December 31, 2011 and the results of its operations and its cash flows for the year then ended in conformity with accounting principles generally accepted in the United States of America.

Our audit was conducted for the purpose of forming an opinion on the financial statements as a whole. The supplementary information contained in Schedules I and II required by Rule 17a-5 under the Securities Exchange Act of 1934 is presented for purposes of additional analysis and is not a required part of the financial statements. Such information is the responsibility of management and was derived from and relates directly to the underlying accounting and other records used to prepare the financial statements. The information has been subjected to the auditing procedures applied in the audit of the financial statements and certain additional procedures, including comparing and reconciling such information directly to the underlying accounting and other records used to prepare the financial statements or to the

financial statements themselves, and other additional procedures in accordance with auditing standards generally accepted in the United States of America. In our opinion, the information is fairly stated in all material respects in relation to the financial statements as a whole.

ROMEO & CHIAVERELLI, LLC
Certified Public Accountants
February 21, 2012

## WINDSOR, SHEFFIELD & CO., INC.
### STATEMENT OF FINANCIAL CONDITION
### DECEMBER 31, 2011

### ASSETS

| | |
|---|---|
| Cash | $ 4,669 |
| Receivables | 10,509 |
| Deposit with clearing agent | 25,003 |
| Deposits and prepaid expenses | 6,209 |
| Deferred Tax Benefit | 73,815 |
| Other Assets | 310 |
| TOTAL ASSETS | $ 120,515 |

### LIABILITIES AND SHAREHOLDERS' EQUITY

| | |
|---|---|
| Current Liabilities | |
| Accounts Payable and Accrued Expenses | $ 22,468 |
| TOTAL LIABILITIES | 22,468 |
| Shareholders' Equity | |
| Common stock, $1 par value, 10,000 shares authorized, 1,000 shares issued and outstanding at December 31, 2011 | 1,000 |
| Additional paid-in capital | 201,437 |
| Retained earnings | (104,390) |
| Total Stockholders' Equity | 98,047 |
| TOTAL LIABILITIES AND STOCKHOLDERS' EQUITY | $ 120,515 |

The accompanying notes are an integral part of these financial statements

# WINDSOR, SHEFFIELD & CO., INC.
## STATEMENT OF INCOME AND EXPENSES
## YEAR ENDED DECEMBER 31, 2011

| | |
|---|---|
| Revenues: | |
| Commissions | $ 47,751 |
| Investment Banking | 20,000 |
| Investment advisory fees | 588 |
| Other income | 135 |
| Total revenue | 68,474 |
| Operating Expenses: | |
| Clearing fees | 16,491 |
| Commissions | 25,726 |
| Communications | 7,814 |
| Occupancy | 16,344 |
| Regulatory fees | 4,232 |
| Other operating expenses | 35,624 |
| Total Operating Expenses | 106,231 |
| Loss from operations | (37,757) |
| Income Tax Benefit | 26,100 |
| Net Loss | $ (11,657) |

The accompanying notes are an integral part of these financial statements.

# WINDSOR, SHEFFIELD & CO., INC.
## STATEMENT OF CASH FLOWS
## FOR THE YEAR ENDED DECEMBER 31, 2011

| | |
|---|---|
| Cash flows from operating activities: | |
| Net Loss | $ (11,657) |
| Adjustments to reconcile net loss to net cash used by operating activities: | |
| (Increase) decrease in operating assets: | |
| Receivables | 765 |
| Prepaid expenses and deposits | (276) |
| Deferred tax benefit | (26,100) |
| Increase (decrease) in operating liabilities: | |
| Accounts payable and accrued expenses | (3,783) |
| Total adjustments | (29,394) |
| Net cash used by operating activities | (41,051) |
| Cash flows from financing activities: | |
| Additional paid in capital | 21,147 |
| Net cash provided by financing activities | 21,147 |
| Net decrease in cash | (19,904) |
| Cash at beginning of year | 24,573 |
| Cash at end of year | $ 4,669 |

The accompanying notes are an integral part of these financial statements.

# WINDSOR, SHEFFIELD & CO., INC.
## STATEMENT OF CHANGES IN STOCKHOLDER'S EQUITY
## FOR THE YEAR ENDED DECEMBER 31, 2011

| | Common Stock | Additional Paid-in Capital | Retained Earnings | Total |
|---|---|---|---|---|
| Balance – January 1, 2011 | $ 1,000 | $ 183,040 | $ (95,484) | $ 88,556 |
| Capital Contributed | - | 18,397 | 2,751 | 21,148 |
| Net Loss | - | - | (11,657) | (11,657) |
| Balance – December 31, 2011 | $ 1,000 | $ 201,437 | $ (104,390) | $ 98,047 |

The accompanying notes are an integral part of these financial statements.

# WINDSOR, SHEFFIELD & CO., INC.
## NOTES TO FINANCIAL STATEMENTS
## DECEMBER 31, 2011

**NOTE 1 – Nature of Business And Summary of Significant Accounting Policies**

Nature of Business:

Windsor, Sheffield & Co., Inc. ("Windsor" or the "Company") was incorporated under the laws of the Commonwealth of Pennsylvania on February 7, 1994. Windsor was approved on March 11, 1996 for registration with the National Association of Securities Dealers, Inc. ("NASD"), now the Financial Industry Regulatory Authority ("FINRA"). As such it conducts a general securities brokerage business. The Company's securities activities are regulated and examined by the laws, rules, and regulations of the Securities and Exchange Commission ("SEC") and FINRA.

Windsor operates as an introducing broker-dealer clearing its clients' securities transactions on a fully disclosed basis through a secondary ("piggy-back") clearing arrangement with another introducing broker-dealer. The Company provides brokerage services to its clients in the purchase and sale, as agent, of mutual fund shares, corporate stocks, commodities, bonds and notes, and government and agency securities and will offer other services from time-to-time usually provided by registered broker-dealers, and as the Company may be permitted under the rules and regulations of FINRA and the SEC.

The Company is also registered as an investment advisor in the Commonwealth of Pennsylvania. The Company's minimum net capital requirement as a registered investment advisor is governed by the state in which it conducts its principal place of business. As of December 31, 2011, the Company had satisfied its minimum regulatory net capital requirements as an investment advisor.

The Company operates under the provisions of Paragraph (k)(2)(ii) of rule 15c3-3 of the Securities Exchange Act of 1934 and, accordingly, is exempt from certain provisions of that rule. Essentially, the requirements of Paragraph (k)(2)(ii) provide that the Company clear all transactions on behalf of customers on a fully disclosed basis with a clearing broker-dealer, and promptly transmit all customer funds and securities to the clearing broker-dealer. The clearing broker-dealer carries all of the accounts of the customers and maintains and preserves all related books and records as are customarily kept by a clearing broker-dealer.

**NOTE 1 – Nature of Business And Summary of Significant Accounting Policies (con't)**

Income Taxes:

Deferred taxes are provided on a liability method whereby deferred tax assets are recognized for deductible temporary differences and operating loss and tax credit carry forwards and deferred tax liabilities are recognized for taxable temporary differences. The temporary differences are the differences between the reportable amounts of assets and liabilities and their tax bases. Deferred tax assets are reduced by a valuation allowance when, in the opinion of management, it is more likely than not that some portion or all of the deferred tax assets will not be realized. Deferred tax assets and liabilities are adjusted for the effects of changes in tax laws and rates on the date of enactment.

Revenue Recognition Policy:

Commissions and related clearing expenses are recorded on a trade-date basis as securities transactions occur. Investment advisory and other fees are recorded when earned.

Use of Estimates:

The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosures of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Accounting for Uncertainty in Income Taxes

Effective January 1, 2009, the Company adopted the provisions of FASB Accounting Standards Codification 740-10 (formerly FIN 48) "Accounting for Uncertainty in Income Taxes" ("**ASC 740-10**"). ASC 740-10 Clarifies the accounting for uncertainty in income taxes recognized in an enterprise's financial statements by prescribing a recognition threshold and measurement attributes for the financial statement recognition and measurement of a tax position taken or expected to be taken in a tax return. ASC 740-10 also provided guidance on derecognition, classification, interest, and penalties, accounting for interim periods, disclosure and transition. It is the Company's policy to record interest and penalties related to uncertain income tax positions, if any, as a component of income tax expense. Prior to adopting ASC 740-10, the Company used

Accounting for Uncertainty in Income Taxes (con't)

the guidance in ASC 450 (formerly SFAS No. 5 "Accounting for Contingencies"). The adoption of ASC 740-10 had no effect on the financial statements of the Company.

As of December 31, 2011 the Company had no uncertain tax positions that would require recognition or disclosure in the financial statements. The Company files U.S. and Pennsylvania income tax returns. Returns for the years December 31, 2008 to 2011 remain open for audit.

**NOTE 2- Net Capital Requirement**

The Company is also subject to the Securities and Exchange Commission's Uniform Net Capital Rule (Rule 15c3-1), which requires the maintenance of minimum net capital of the greater of $5,000 or 6 2/3% of aggregate indebtedness and requires that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 15 to 1. The rule also provides that equity capital may not be withdrawn or cash dividends paid if the resulting net capital ratio would exceed 10 to 1. At December 31, 2011, the Company had net capital of $7,210, which was $2,210 in excess of its required net capital of $5,000. The Company's ratio of aggregate indebtedness to net capital was 3.12 to 1 as of December 31, 2011.

As a Pennsylvania domiciled registered investment advisor, the Company is also subject to 64 pa. Code 303.042 – Investment advisor capital requirements. Pursuant to 303.042(a)(2), an investment advisor with its principal place of business in the Commonwealth of Pennsylvania must maintain a minimum net capital of $25,000, unless pursuant to 303.042(e)., the investment advisor is also an SEC registered broker-dealer subject to, and in compliance with, SEC Rule 15c3-1. The Company meets the exemptive provisions of 303.402(e).

**NOTE 3 – Transactions with Clearing Agent**

The Company maintains a secondary clearing arrangement through another introducing broker-dealer, which provides for the clearing of its customers' securities transactions on a fully disclosed basis with a qualified clearing agent. Through this arrangement, the securities activities of the Company's customers' are reflected on the books and records of the clearing agent in accounts that they carry in the names of such customers. Accordingly, the Company does not hold funds or securities for, or owe funds or securities to, its customers. The agreement provides for clearing charges at a fixed rate multiplied by the number of transactions executed by the Company. The agreement also requires the Company to maintain a minimum $25,000 deposit in an interest bearing account with the clearing agent.

## NOTE 4 – Off-Balance Sheet Risk And Concentration Of Credit Risk

As discussed in Note 3, the Company's customers' securities transactions are introduced on a fully-disclosed basis through a secondary clearing arrangement with its clearing agents. The clearing agent carries all of the accounts of the customers of the Company and is responsible for the execution of trades, collection of and payment of funds and, receipt and delivery of securities related to customer transactions. Off-balance sheet risk exists with respect to each transaction, such risk arising when customers are unable to fulfill their contractual obligation to pay for securities purchased, wherein the unpaid for position will be liquidated and the clearing agent will charge any losses incurred to the Company. The Company seeks to minimize this risk through procedures designed to monitor the credit worthiness of its customers and ensuring that customer transactions are executed properly by the clearing agent.

Additional risk results from the nature of the secondary clearing arrangement. The clearing agent maintains its clearing arrangement with the primary introducing firm. If the primary introducing firm fails to maintain adequate net capital or ceases to conduct a securities business for any reason, the Company will also be prohibited from conducting a securities business until the primary introducing firm is operational or a new clearing arrangement can be executed. In addition, the Company's clearing deposit may be encumbered or liquidated by the clearing agent to satisfy any losses of the primary introducing firm.

The Company maintains its cash in bank deposit accounts, which, at times, may exceed federally insured limits. The Company has not experienced any losses in such accounts.

## NOTE 5 – Income Taxes

At December 31, 2011, the Company had a net operating loss carry forward for federal income tax purposes of approximately $116,180. This resulted in a federal net deferred tax asset of $28,600.

The state operating loss carry forward resulted in a net deferred tax asset of $45,214 as of December 31, 2011.

There is no provision for federal and state income taxes for the year ended December 31, 2011.

## NOTE 6 – Commitments And Contingencies

The Company leases office space under an operating lease expiring in May 31, 2012. Rent expense for year ended December 31, 2011 was $16,344. Future minimal rental commitments are $6,500 in 2012.

## SCHEDULE I

# WINDSOR, SHEFFIELD & CO., INC.
## COMPUTATION OF NET CAPITAL PURSUANT TO RULE 15c3-1 OF THE SECURITIES AND EXCHANGE COMMISSION
## DECEMBER 31, 2011

NET CAPITAL

| | |
|---|---|
| Total stockholders' equity from statement of financial condition | $ 98,047 |
| Deduct non-allowable assets: | |
| Receivables | 10,000 |
| Deposits and prepaid expenses | 6,209 |
| Other assets | 74,128 |
| Total deductions | 90,337 |
| Net capital before haircuts on securities positions | 7,710 |
| Haircuts on securities positions: | |
| Other securities | 500 |
| Net capital | $ 7,210 |
| Minimum net capital required | $ 5,000 |
| Excess net capital | $ 2,210 |
| Excess net capital at 1,000% | $ 4,963 |
| Aggregate indebtedness, accrued expenses | $ 22,468 |
| Ratio of aggregate indebtedness to net capital | 3.12 to 1 |

**SCHEDULE I**

# WINDSOR, SHEFFIELD & CO., INC.
## COMPUTATION OF NET CAPITAL PURSUANT TO RULE 15c3-1 OF THE SECURITIES AND EXCHANGE COMMISSION DECEMBER 31, 2011

Reconciliation with Company's computation (included in part II of Form X-17A-5 as of December 31, 2011

| | |
|---|---|
| Net capital, as reported ion Company's part II (unaudited) FOCUS report | $ 12,525 |
| Audit Adjustments: | |
| Reduction in net loss | 36,508 |
| Increase in non allowable assets | (42,970) |
| Increase in additional paid in capital | 3,397 |
| Decrease in retained earnings | (2,250) |
| Total audit adjustments | (5,315) |
| Net capital per above computation | $ 7,210 |

## SCHEDULE II

# WINDSOR, SHEFFIELD & CO., INC.
## COMPUTATION FOR DETERMINATION OF RESERVE REQUIREMENTS UNDER 15c3-3 OF THE SECURITIES AND EXCHANGE COMMISSION
## DECEMBER 31, 2011

The Company is exempt from Rule 15c3-3 of the Securities and Exchange Commission under paragraph (k)(2)(ii) of that Rule.

**ROMEO & CHIAVERELLI LLC**
Certified Public Accountants

Joseph A. Romeo, CPA
Medford, NJ
(609) 268-9781

1601 Walnut Street, Suite 815
Philadelphia, PA 19102
(215) 569-2113
FAX (215) 972-0787

Anthony Chiaverelli, CPA
Horsham, PA
(215) 542-7544

## Report on Internal Accounting Control Required by SEC Rule 17a-5

To the Board of Directors
Windsor, Sheffield & Co., Inc.

In planning and performing our audit of the financial statements of Windsor, Sheffield & Co., Inc. (the "Company") as of and for the year ended December 31, 2011 in accordance with auditing standards generally accepted in the United States of America, we considered the Company's internal control over financial reporting (internal control) as a basis for designing our auditing procedures for the purpose of expressing our opinion on the financial statements, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control. Accordingly, we do not express an opinion on the effectiveness of the Company's internal control.

Also, as required by rule 17a-5(g)(1) of the Securities and Exchange Commission (SEC), we have made a study of the practices and procedures followed by the Company including consideration of control activities for safeguarding securities. This study included tests of such practices and procedures that we considered relevant to the objectives stated in rule 17a-5(g), in making the periodic computations of aggregate indebtedness (or aggregate debits) and net capital under rule 17a-3(a)(11) and for determining compliance with the exemptive provisions of rule 15c3-3. Because the Company does not carry securities accounts for customers or perform custodial functions relating to customer securities, we did not review the practices and procedures followed by the Company in any of the following:

1. Making the quarterly securities examinations, counts, verifications and comparisons and recordation of differences required by rule 17a-13

2. Complying with the requirements for prompt payment for securities under Section 8 of the Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System

The management of the Company is responsible for establishing and maintaining an internal control structure and the practices and procedures referred to in the preceding paragraph.

In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of controls and of the practices and procedures referred to in the preceding paragraph and to assess whether those practices and procedures can be expected to achieve the SEC's above mentioned objectives. Two of the objectives of internal control and the practices and procedures are to provide management with reasonable but not absolute assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition and that transactions are executed in accordance with management's authorization and recorded properly to permit the preparation of financial statements in conformity with generally accepted accounting principles. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

Because of inherent limitations in internal control and the practices and procedures referred to above, error or fraud may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

A *deficiency* in internal control exists when the design or operation of a control does not allow management or employees, in the normal course of performing their assigned functions, to prevent, or detect and correct, misstatements on a timely basis. A *significant deficiency* is a deficiency, or a combination of deficiencies, in internal control that is less severe than a material weakness, yet important enough to merit attention by those charged with governance.

A *material weakness* is a deficiency, or combination of deficiencies, in internal control, such that there is a reasonable possibility that a material misstatement of the Company's financial statements will not be prevented, or detected and corrected, on a timely basis.

Our consideration of internal control was for the limited purpose described in the first and second paragraphs and would not necessarily identify all deficiencies in internal control that might be material weaknesses. We did not identify any deficiencies in internal control and control activities for safeguarding securities that we consider to be material weaknesses, as defined previously.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the SEC to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures, as described in the second paragraph of this report, were adequate at December 31, 2011, to meet the SEC's objectives.

This report is intended solely for the information and use of the Member, the SEC, the Financial Industry Regulatory Authority, and other regulatory agencies that rely on Rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers, and is not intended to be and should not be used by anyone other than these specified parties.

ROMEO & CHIAVERELLI, LLC
Certified Public Accountants
February 21, 2012

**ROMEO & CHIAVERELLI LLC**
Certified Public Accountants

Joseph A. Romeo, CPA
Medford, NJ
(609) 268-9781

1601 Walnut Street, Suite 815
Philadelphia, PA 19102
(215) 569-2113
FAX (215) 972-0787

Anthony Chiaverelli, CPA
Horsham, PA
(215) 542-7544

## Independent Accountant's Report on Applying Agreed-Upon Procedures Related to an Entity's SIPC Assessment Reconciliation

To The Board of Directors
Windsor Sheffield & Co., Inc.

In accordance with Rule 17a-5(e)(4) under the Securities Exchange Act of 1934, we have performed the procedures enumerated below with respect to the accompanying Schedule of Assessment and Payments to the Securities Investor Protection Corporation (SIPC) for the year ended December 31, 2011, which were agreed to by Windsor Sheffield & Co., Inc. and the Securities and Exchange Commission, Financial Industry Regulatory Authority, Inc., and SIPC solely to assist you and the other specified parties in evaluating Windsor Sheffield & Co., Inc.'s compliance with the applicable instructions of the Assessment Report (Form SIPC-7). Windsor Sheffield & Co., Inc.'s management is responsible for Windsor Sheffield & Co., Inc.'s compliance with those requirements. This agreed-upon procedures engagement was conducted in accordance with attestation standards established by the American Institute of Certified Public Accountants. The sufficiency of these procedures is solely the responsibility of those parties specified in this report. Consequently, we make no representation regarding the sufficiency of the procedures described below either for the purpose for which this report has been requested or for any other purpose. The procedures we performed and our findings are as follows:

1. Compared the listed assessment payments in Form SIPC-7 with respective cash disbursement records entries noting no differences;

2. Compared the amounts reported on the audited Form X-17A-5 for the year ended December 31, 2011, as applicable, with the amounts reported in Form SIPC-7 for the year ended December 31, 2011, noting no differences;

3. Compared any adjustments reported in Form SIPC-7 with supporting schedules and working papers noting no differences; and

4. Proved the arithmetical accuracy of the calculations reflected in Form SIPC-7 and in the related schedules and working papers supporting the adjustments noting no differences.

We were not engaged to, and did not conduct an examination, the objective of which would be the expression of an opinion on compliance. Accordingly, we do not express such an opinion. Had we performed additional procedures, other matters might have come to our attention that would have been reported to you.

This report is intended solely for the information and use of the specified parties listed above and is not intended to be and should not be used by anyone other than these specified parties

Romeo & Chiaverelli, LLC

ROMEO & CHIAVERELLI, LLC
Certified Public Accountants
February 21, 2012

**WINDSOR SHEFFIELD & CO., INC.**
**SCHEDULE OF ASSESSMENT AND PAYMENTS TO THE SECURITIES INVESTOR PROTECTION CORPORATION**
**YEAR ENDED DECEMBER 31, 2011**

| Period Covered | Date Paid | Amount |
|---|---|---|
| General assessment reconciliation for the period year ended December 31, 2011 | | $ 130.00 |
| Payment schedule: | | |
| SIPC-6 | 7/26/11 | 53.15 |
| SIPC-7 | 2/21/12 | 76.85 |
| Balance due | | $ 0.00 |